UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TETRAPHASE PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

TORONTO TRANSACTION CORP.

a wholly owned subsidiary of

MELINTA THERAPEUTICS, INC.

(Names of Filing Persons (Offeror))

DEERFIELD PRIVATE DESIGN FUND III, L.P.

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

DEERFIELD MANAGEMENT COMPANY, L.P.

(Names of Filing Persons (Others))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

88165N204

(Cusip Number of Class of Securities)

Jennifer Sanfilippo

Melinta Therapeutics, Inc.

44 Whippany Rd, Suite 280, Morristown, New Jersey 07960

Tel. (844) 633-6568

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Samuel A. Waxman

David Shine

Frank J. Lopez

James M. Shea, Jr.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(212) 318-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,814,391.34	$2,182.51

*

Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the 7,263,236 issued and outstanding shares of common stock, par value of 0.001 (“Shares”), of Tetraphase, Inc., a Delaware corporation (“Tetraphase”), by $2.315, the average of the high and low sales price per share of the common stock on June 8, 2020, as reported by Nasdaq.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Toronto Transaction Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Melinta Therapeutics, Inc., a Delaware corporation (“Melinta”), to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (“Tetraphase”), at a price of $1.79 per Share, net to the holder in cash, without interest, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to $1.48 per CVR, assuming the anticipated maximum number of CVRs are issued and contingent upon the achievement of certain specified milestones, calculated as described in the Offer to Purchase dated June 12, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Melinta is controlled by Deerfield Private Design Fund III, L.P., a Delaware limited partnership (“DP III”), and Deerfield Private Design Fund IV, L.P., a Delaware limited partnership (“DP IV” and, together with DP III, the “Deerfield Funds”), which are managed by Deerfield Management Company, L.P., a Delaware series limited partnership (Series C) (“Deerfield Management” and, together with the Deerfield Funds, “Deerfield”). This Schedule TO is being filed on behalf of Melinta and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of June 4, 2020, among Tetraphase, Melinta and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Tetraphase Pharmaceuticals, Inc. Its principal executive office is located at 480 Arsenal Way, Watertown, Massachusetts 02472, and its telephone number is (617) 715-3600.

(b) This Schedule TO relates to Shares. According to Tetraphase, as of the close of business on June 2, 2020, there were 7,263,236 Shares issued and outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 - “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) - (c) The filing companies of this Schedule TO are (i) Melinta, (ii) Deerfield, and (iii) Purchaser. Each of Purchaser’s and Melinta’s principal executive office is located at 44 Whippany Rd, Suite 280, Morristown, New Jersey 07960. Melinta’s telephone number is (844) 633-6568. Purchaser’s telephone number is (908) 617-1304. Deerfield’s principal executive office is located at 780 Third Avenue, New York, NY 10017. Deerfield’s telephone number is (212) 551-1600. The information regarding Purchaser, Melinta and Deerfield set forth in Section 9 - “Certain Information Concerning Melinta, Purchaser and Deerfield” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8 - “Certain Information Concerning Tetraphase”, Section 9 - “Certain Information Concerning Melinta, Purchaser and Deerfield”, Section 10 - “Background of the Offer; Contacts with Tetraphase”, Section 11 - “Purpose of the Offer and Plans for Tetraphase; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) - (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 - “Price Range of Shares; Dividends”, Section 7 - “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and Section 11 - “Purpose of the Offer and Plans for Tetraphase; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12 - “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 - “Certain Information Concerning Melinta, Purchaser and Deerfield”, Section 11 - “Purpose of the Offer and Plans for Tetraphase; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3 - “Procedures for Tendering Shares”, Section 10 - “Background of the Offer; Contacts with Tetraphase” and Section 16 - “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 7 - “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations”, Section 10 - “Background of the Offer; Contacts with Tetraphase”, Section 11 - “Purpose of the Offer and Plans for Tetraphase; Summary of the Merger Agreement and Certain Other Agreements” and Section 15 - “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated June 12, 2020.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published June 12, 2020 in the New York Times.

(a)(5)(A)	Letter to Stockholders of Tetraphase, dated June 12 2020, from Larry Edwards, President and Chief Executive Officer of Tetraphase (incorporated herein by reference to Exhibit (a)(1)(H) to Schedule 14D-9 filed by Tetraphase on June 12, 2020).

(b)(1)*	Form of Unsecured Multi-Draw Promissory Note, by and among Melinta, the Purchaser, DP III and DP IV.

(d)(1)	Agreement and Plan of Merger, dated June 4, 2020, by and among Tetraphase, Melinta and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Tetraphase on June 4, 2020).

(d)(2)*	Confidentiality Agreement, dated May 15, 2020, by and between Tetraphase and Melinta.

(d)(3)	Form of Support Agreement, dated June 4, 2020, by and among Melinta, the Purchaser and the stockholder named therein (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by Tetraphase on June 4, 2020).

(d)(4)	Form of Contingent Value Rights Agreement, by and between Melinta and the Rights Agent (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by Tetraphase on June 4, 2020).

(d)(5)*	Guarantee Agreement, dated June 4, 2020, by the Deerfield Funds in favor of Tetraphase.

(d)(6)	Form of Exchange Agreement, dated June 4, 2020, by and among Melinta, the Purchaser and the holder named therein (incorporated herein by reference to Exhibit 10.3 to Form 8-K filed by Tetraphase on June 4, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

TORONTO TRANSACTION CORP.

By:	/s/ Jennifer Sanfilippo
Name: Jennifer Sanfilippo
Title: President

MELINTA THERAPEUTICS, INC.

By:	/s/ Jennifer Sanfilippo
Name: Jennifer Sanfilippo
Title: Interim Chief Executive Officer

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

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